Exhibit 99.1

Ostin Technology Group Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Nanjing, China, Jan 24., 2024 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (the “Company”) (Nasdaq: OST), a supplier of display modules and polarizers in China, today announced that the Company had received a written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated January 19, 2024, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market, which will continue to trade uninterrupted on Nasdaq under the ticker “OST”.

Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until July 17, 2024, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s shares is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by July 17, 2024, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to July 17, 2024, or the expiration of the second compliance period if granted.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://www.austinelec.com/

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s forecast on market trends; the Company’s future business development; the demand for and market acceptance for new products; expectation to receive customer orders for new products; the anticipated timing for the marketing and sales of new products; changes in technology; the Company’s ability to attract and retain skilled professionals; client concentration; and general economic conditions affecting the Company’s industry and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ostin Technology Group Co., Ltd.

ir@austinelec.com

Investor Relations:

Janice Wang

Wealth Financial Services LLC

Phone: +86 13811768599 +1 628 283 9214

Email: services@wealthfsllc.com